ANNUAL RENEWABLE TERM RIDER – INDIVIDUAL

This Rider (“Rider”) becomes a part of the Policy to which it is attached (“Policy”). If the Rider is effective after the Policy Date, the effective date for this Rider will be shown on the Policy Specifications. If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.

Rider Benefit Summary – This Rider provides term insurance on the Insured as long as the Policy is In Force and this Rider has not terminated. We will pay the Rider Face Amount to the Rider Beneficiary when we receive at our Administrative Office the information required by the Death Benefit Proceeds provision of the Policy. This Rider has no Accumulated Value of its own, but affects the Policy’s Accumulated Value because the charges for the Rider are deducted from the Accumulated Value of the Policy. This Rider does not have cash values.

Insured – As used in this Rider, the Insured means the person named in the Policy Specifications as the Insured under this Rider.

Rider Coverage Layer– There may be one or more Rider Coverage Layers. Each Rider Coverage Layer is a layer of Rider insurance coverage with an associated Face Amount. The Rider Face Amount shown in the Policy Specifications is that of the initial Rider Coverage Layer.

Rider Face Amount – The Face Amount of this Rider is the sum of the Face Amounts of all Rider Coverage Layers under this Rider. The Rider Face Amount is separate from the Total Face Amount of the Policy and does not contribute to the Total Face Amount of the Policy.

Scheduled Increases – A Scheduled Increase of the initial Rider Coverage Layer is an increase that goes into effect at the beginning of the Policy Year shown in the Policy Specifications. You may provide a Written Request to change Scheduled Increases. A request to further increase any of the Scheduled Increases must include Evidence of Insurability satisfactory to us and is subject to our approval. If you choose to decrease or cancel a Scheduled Increase, all future Scheduled Increases may be cancelled. We will send you a Supplemental Schedule of Coverage to reflect the Rider Face Amount as a result of any change to Scheduled Increases.

Requested Changes in the Rider Face Amount – Subject to our approval, you may change the Rider Face Amount by Written Request during the lifetime of the Insured. Such request may be made not more than once per Policy Year.

Elective Increases in Rider Face Amount – Elective increases in the Face Amount of this Rider are increases that you apply for after the Rider has been issued.

You may submit an application to increase the Rider Face Amount. Your application must include Evidence of Insurability satisfactory to us and is subject to our approval. The effective date of the increased Rider Face Amount will be the first Monthly Payment Date on or next following the date all required conditions are met or any other date you request and we approve. We reserve the right to limit increases to one per Policy year and the right to charge a fee to evaluate insurability, not to exceed $100. Upon approval of any such increase, we will send you a Supplemental Schedule of Coverage, which will include the following information:

•	The increased Rider Face Amount and the effective date of the increase;
•	The Risk Class for the increase;
•	The Maximum Monthly Cost of Insurance Rates applicable to the increase;

Decrease in Rider Face Amount – Any decrease in Rider Face Amount that you request will reduce or eliminate the Rider Coverage Layers based on the Coverage Layer Date, in order from the latest to the earliest. The effective date of the decrease will be the first Monthly Payment Date on or following the

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date we receive your Written Request and have approved it. If you request a decrease, then any future Scheduled Increases may be cancelled. No request for a decrease in Rider Face Amount will be approved if the decrease would cause the Policy to be classified as a Modified Endowment Contract under the Code, unless you authorize such a change in classification by Written Request.

Charge for this Rider – On each Monthly Payment Date prior to the Insured’s Age 121, there is a charge for this Rider, which is equal to the Rider Cost of Insurance Charge. Such charge may vary by Class, and for the purpose of this Rider, Class includes the Policy form to which this Rider is attached. The charges described here are maximum charges we guarantee as shown in the Policy Specifications. We may charge less than these maximum charges. All charges will apply uniformly to all members of the same Class.

Rider Cost of Insurance Charge – The Cost of Insurance Charge for this Rider is the sum of the Cost of Insurance Charge for each Rider Coverage Layer.

The Cost of Insurance Charge for each Rider Coverage Layer will not exceed (1) multiplied by (2) where:

(1)	Is the Maximum Monthly Cost of Insurance Rate for the Coverage Layer divided by 1000; and
(2)	Is the Face Amount of the Rider Coverage Layer.

Cost of Insurance Rates – The Maximum Monthly Cost of Insurance Rates for the initial Rider Coverage Layer are shown in the Policy Specifications. The Maximum Monthly Cost of Insurance Rates for any later Rider Coverage Layer will be shown in a Supplemental Schedule of Coverage sent to you at the time of the increase. We may use a Cost of Insurance Rate less than the Maximum Monthly Cost of Insurance Rate.

Conversion – This Rider is not convertible.

Reinstatement – If the Policy is reinstated, this Rider may be reinstated on the same terms.

Effective Dates – This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•	Your Written Request; or
•	The date the Policy ceases to be In Force.

General Conditions – This Rider is part of the Policy to which it is attached. This Rider will follow the Incontestability and Suicide provisions of the Policy. As applied to this Rider, the periods stated in these provisions will start with the effective date of any Coverage Layer under this Rider.

Signed for Pacific Life Insurance Company,

[www.PacificLife.com]                     [(800) 347-7787]

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